eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBER'S EQUITY, JANUARY 1	$	42,266
Net loss		(35,185)
Contributions from member		19,500
MEMBER'S EQUITY, DECEMBER 31	$	26,581

The accompanying notes are an integral part of these financial statements.